SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated May 7, 2024, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2024	03/31/2023
Results of the period (nine-month period)	(111,728)	123,217
Attributable to:
Shareholders of the controlling company	(104,926)	119,339
Non-controlling interest	(6,802)	3,878

2. Other comprehensive income for the results of the period	in million ARS
	03/31/2024	03/31/2023
Other comprehensive income for the period (nine-month period)	(3,292)	(4,170)
Attributable to:
Shareholders of the controlling company	(3,388)	(4,186)
Non-controlling interest	96	16

3. Total comprehensive income for the results of the period	in million ARS
	03/31/2024	03/31/2023
Total integral results of the period (nine-month period)	(115,020)	119,047
Attributable to:
Shareholders of the controlling company	(108,314)	115,153
Non-controlling interest	(6,706)	3,894

4. Equity details	in million ARS
	03/31/2024	03/31/2023
Share Capital	7,265	800
Treasury shares	124	11
Comprehensive adjustment of capital stock and of treasury shares	274,023	236,309
Warrants	19,122	19,636
Share Premium	402,378	445,406
Premium for trading of treasury shares	(8,691)	1,618
Legal Reserve	40,432	31,450
Special Reserve (Resolution CNV 609/12)	156,428	156,428
Cost of treasury share	(17,161)	(8,807)
Reserve for future dividends	61,532	28,151
Reserve for conversion	(2,796)	(181)
Special Reserve	97,493	182,428
Other reserves	(79,001)	(78,707)
Retained earnings	(78,628)	140,353
Shareholders’ Equity attributable to controlling company’s shareholders	872,520	1,154,895
Non-controlling interest	59,637	71,397
Total shareholder's equity	932,157	1,226,292

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,389,022,820 (including treasury shares) represented by 738,902,282  non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each which are as of today duly registered. The amount of outstanding shares is 726,505,142.

The Company's market capitalization as of March 31, 2024, was approximately USD 692 million. (73,890,228 GDS with a price per GDS of USD 9.36)

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 397,831,498 shares directly and indirectly (through Helmir S.A.), which represents 54.76% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of March 31, 2024, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 328,673,644 nominative non-endorsable ordinary shares of Nominal Value 10 ARS each with the right to 1 vote each from the Company that represents 45.24% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the amount outstanding of warrants is 77,624,512.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 834,163,083 (considering the current ratio of 1,2272 ordinary shares per warrant). We also inform that if Cresud, through its subsidiary Helmir S.A., were to exercise its warrants like the rest of the shareholders, its stake would increase by 60,923,885 ordinary shares, which would mean a 55.83% stake on the share capital (excluding treasury shares), that is, 458,755,383 shares.

Among the news of the period ended on March 31, 2024 and subsequent, the following can be highlighted:

●
The net result for the nine-month period of fiscal year 2024 recorded a loss of ARS 111,728 million compared to a gain of ARS 123,217 million in the same period of the previous year, mainly explained by the impact of inflation exposure on the fair value of investment properties.

●
The rental adjusted EBITDA reached ARS 112,911 million in the nine months of fiscal year 2024, 9.1% higher than the same period of the previous year, ARS 86,475 million coming from the Shopping Malls segment, ARS 8,776 million from the office segment and ARS 17,660 million from the Hotels. Total adjusted EBITDA reached ARS 128,826 million, increasing 6.3% compared to the same period of the previous year.

●
Real tenant sales in shopping malls fell 18.5% in the third quarter of fiscal year 2024 as a result of the acceleration of inflation and a drop in consumption. In the accumulated nine-month period of the year, sales grew by 0.9% compared to the same period in 2023.

●
We maintained high occupancy rates in the three rental segments: 97.9% in shopping centers, 92.8% in our premium offices and 68.7% in the hotel portfolio.

●
During the quarter and subsequently, we repurchased approximately 1.7% of the stock capital and in May 2024, we approved a new cash dividend for ARS 55,000 million (ARS/share 76.1457 and ARS/GDS 761.4575), which will be distributed since May 9.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 7, 2024